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                                                                      EXHIBIT 8
ALEXANDER & Alexander Services Inc.

                                                              December 16, 1996

Dear Shareholder of Reed Stenhouse Companies Limited:

  I am pleased to inform you that on December 11, 1996, Alexander & Alexander Services Inc. ("Alexander & Alexander") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aon Corporation and Subsidiary Corporation, Inc. (the "Offeror"). Pursuant to the Merger Agreement, the Offeror today commenced a tender offer to purchase all outstanding shares of Alexander & Alexander's Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "Shares"), for US $17.50 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining Shares (other than Shares held by dissenting stockholders, if applicable) will be converted into the same consideration as is paid in the tender offer.

  The Board of Directors of Alexander & Alexander unanimously has approved the Merger Agreement, the tender offer and the merger, has determined that the terms of each of the tender offer and merger are fair to and in the best interests of Alexander & Alexander's common stockholders, and recommends that the Alexander & Alexander's common stockholders accept the tender offer. The Board also recommends that holders of Class 1 Special Shares of Reed Stenhouse Companies Limited retract such shares and tender the shares of Alexander & Alexander Common Stock received on such retraction in acceptance of the tender offer. Mr. Peter C. Godsoe, who is Chairman of the Board and Chief Executive Officer of The Bank of Nova Scotia and a director of both Alexander & Alexander and Reed Stenhouse Companies Limited, voted for the recommendation as a director of Alexander & Alexander.

  In arriving at its recommendation, the Board of Directors of Alexander & Alexander gave careful consideration to a number of factors which are described in the enclosed materials, including, among other things, the opinion of CS First Boston Corporation, Alexander & Alexander's financial advisor, that the cash consideration of US $17.50 per share to be received by the holders of Common Stock pursuant to the offer and the merger is fair to such common stockholders from a financial point of view.

  Accompanying this letter is a copy of the Alexander & Alexander Services Inc. Solicitation/Recommendation Statement as well as the Offer to Purchase and related materials, including a form of Retraction and Tender Request for use in requesting redemption of shares you own in Reed Stenhouse Companies Limited and tendering Shares received upon such redemption. We urge you to read the enclosed materials carefully. The management and directors of Alexander & Alexander thank you for the support you have given Reed Stenhouse Companies Limited.

                                          Sincerely,

                                          Frank G. Zarb
                                          Chairman of the Board, President &
                                           Chief Executive Officer